September 6, 2016

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre

9th Floor - 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
4th Floor - 300 - 5th Avenue S.W.
Calgary, AB T2P 3C4

Dear Sirs:

Re:

Fiore Exploration Ltd. (“the Company”)

 Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with us resigning as auditors of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated September 6, 2016, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS